UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


04019040

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

CM 6/17

BB 5/21

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/01/03 AND ENDING 2/29/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi Securities (USA), Inc. (formerly Tokyo-Mitsubishi Securities (USA), Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas - 11th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Bugge (212) 782-6863
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 28 2004
WASH. D.C.
208

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

We, Keizo Iijima and Naoyuki Mizuguchi, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.) at and for the year ended February 29, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



April 12, 2004

Mr. Keizo Iijima Date

President & CEO

Title



April 12, 2004

Mr. Naoyuki Mizuguchi Date

Executive Vice President

Title

Subscribed and sworn to before me on
this 12th day of April 2004



Notary Public



DAVID C. WOLINSKY
Notary Public, State of New York
No. 02WO4960157
Qualified in New York County
Commission Expires Dec. 18, 2005

MITSUBISHI SECURITIES (USA), INC.
(formerly Tokyo-Mitsubishi Securities (USA), Inc.)
(A wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF FEBRUARY 29, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Mitsubishi Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.) as of February 29, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mitsubishi Securities (USA), Inc. at February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 12, 2004

MITSUBISHI SECURITIES (USA), INC. (formerly Tokyo-Mitsubishi Securities (USA), Inc.)
(A wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
FEBRUARY 29, 2004

ASSETS

Cash	$	11,475
Cash and securities deposited with clearing organization (securities at fair value of $31,543,454)		32,043,454
Federal funds sold		2,835,000
Securities purchased under agreements to resell		1,339,767,609
Receivables:		
Brokers, dealers and clearing organization		118,943,634
Customers		30,495,237
Affiliates		2,467,515
Interest receivable		509,936
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $2,420,662)		1,298,340
Deferred tax asset		1,083,500
Other assets		1,084,979
TOTAL ASSETS	$	1,530,540,679

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold under agreements to repurchase	$	1,280,677,440
Payables:		
Brokers and dealers		118,974,352
Customers		18,839,792
Affiliates		216,436
Interest payable		636,135
Obligation to return securities received as collateral		31,543,454
Accrued expenses and other liabilities		3,528,262
Total liabilities		1,454,415,871
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 2,000 shares authorized, 690 shares outstanding		69,000,000
Retained earnings		7,241,370
Accumulated other comprehensive loss		(116,562)
Total stockholder's equity		76,124,808
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,530,540,679

See notes to the Statement of Financial Condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mitsubishi Securities (USA), Inc. (the "Company"), formerly Tokyo-Mitsubishi Securities (USA), Inc., is a wholly-owned subsidiary of Mitsubishi Securities Co., Ltd. ("MS"), a publicly traded company in Japan which is majority owned by The Bank of Tokyo-Mitsubishi, Ltd. ("BTM"). BTM is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.

On July 1, 2003, BTM sold the Company to MS. On September 1, 2003, the Company changed its name from Tokyo-Mitsubishi Securities (USA), Inc. to Mitsubishi Securities (USA), Inc. The change in ownership and name did not involve any change in the Company's financial condition or operations. The Company continues in existence as a legal entity under the new name.

The Company is registered as a broker-dealer pursuant to Section 15b under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company engages in financing and securities borrowed transactions, domestic and foreign equity securities transactions as agent, principal and agency transactions in debt securities, private placements, and investment banking activities.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis with related commission revenues and expenses recorded on trade date.

Cash and Cash Equivalents - The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. Additionally, the Company takes possession of the securities purchased under agreements to resell at the time such agreements are made. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported on a net-by-counterparty basis, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*"

Derivative Instruments - All derivatives, primarily exchange traded futures, are recognized on the Statement of Financial Condition at their fair value. The reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives are reported in receivables from brokers, dealers, and clearing organization in the Statement of Financial Condition.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 6 years, and leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

Advisory Fees - Advisory fees are mainly derived from the Company acting as agent in private placements and performing consulting services in bond underwritings.

Service Fees - Service fees are primarily derived from facilitating securities transactions for affiliates.

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"* to account for transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings.

Accounting Pronouncements - In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. Adoption of FIN 45 did not have a material impact on the Company's Statement of Financial Condition as of February 29, 2004.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's Statement of Financial Condition as of February 29, 2004.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for how an issuer classifies certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is effective for interim periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's Statement of Financial Condition as of February 29, 2004.

2. RELATED PARTY ACTIVITIES

The Company has entered into related party transactions with affiliates, including MS. These transactions include facilitating securities transactions for affiliates, repurchase and reverse repurchase agreements, advisory services, clearing and operational support.

BTM provides office space and certain administrative services to the Company under formal agreements. The Company's lease for office space expires on September 29, 2008.

At February 29, 2004, assets and liabilities with related parties consist of the following:

Assets:		
Cash	$	10,134
Securities purchased under agreement to resell		580,246,750
Receivables:		
Brokers, dealers and clearing organization		27,329,595
Customers		17,009,767
Affiliates		2,467,515
Interest receivable		108,847
Total	$	627,172,608
Liabilities:		
Securities sold under agreements to repurchase	$	58,688,400
Payables:		
Brokers and dealers		13,428,153
Customers		6,102,096
Affiliates		216,436
Interest payable		46,208
Accrued expenses and other liabilities		225,217
Total	$	78,706,510

3. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under SFAS No. 109, "*Accounting for Income Taxes*."

The Company's Federal tax provision is the result of the alternative minimum tax. A net operating loss ("NOL") carryforward has been used to offset current taxable income. State and local taxes have been computed on an average asset basis. The Company has a Federal NOL carryforward of approximately $2,551,500, which will expire in years ending February 28, 2007 through 2021 and an alternative minimum tax credit carryforward of approximately $236,000, which does not expire. Deferred tax assets of approximately $1,813,500 are primarily attributable to the tax benefit of the Federal NOL carryforward and temporary differences between book and tax depreciation. Deferred tax liabilities of approximately $55,500 are primarily due to tax amortization in excess of financial statement amortization at February 29, 2004.

The Company has recorded a valuation allowance against the net deferred tax asset. The release of a portion of the valuation allowance in the amount of $811,500 represents the realization of federal deferred tax assets in the future, based on management's expectation for profit.

Net deferred tax assets as of February 29, 2004 has the following components:

	Federal	State & Local	Total
Deferred tax asset	$ 1,571,000	$ 242,500	$ 1,813,500
Valuation allowance	(451,000)	(223,500)	(674,500)
Deferred tax liability	(36,500)	(19,000)	(55,500)
Net deferred tax asset	$ 1,083,500	$ -	$ 1,083,500

4. COMMITMENTS AND CONTINGENCIES

Market Risk - In the normal course of business, the Company enters into transactions in a variety of financial instruments with market risk in order to meet its financing and hedging needs, to reduce its exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates.

Credit Risk - The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition. The settlement of these transactions is not expected to have a material effect upon the Company's Statement of Financial Condition.

In the normal course of business, the Company's client activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client is unable to fulfill its contracted obligations.

In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material impact upon the Company's Statement of Financial Condition.

The Company's financing and securities settlement activities require the Company to pledge securities as collateral in support of various secured financing sources such as securities borrowed and repurchase agreements. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company seeks to control risks associated with repurchase agreements, by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In the normal course of business, the Company may be named as defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no

matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition.

5. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash and cash equivalents, repurchase and reverse repurchase agreements, and receivables and payables from brokers, dealers, affiliates and clearing organizations, carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value, represent substantially all recorded assets and liabilities.

In the normal course of business the Company trades in U.S. Government and agencies securities and derivative products (interest rate futures). In addition, the Company will perform principal transactions in various financial instruments.

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into reverse repurchase agreements, repurchase agreements, and securities borrowed transactions to facilitate financing needs. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements. At February 29, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $3,056,089,000, and the fair value of the portion that has been sold or repledged was approximately $3,016,042,000.

7. RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFITS

Eligible employees of the Company are covered under a defined benefit plan, postretirement medical and life insurance benefits, and a 401-K Savings and Investment Plan (the "Retirement Savings Plan"), sponsored by BTM. Annual contributions are based on an amount that satisfies ERISA funding standards.

The accumulated other comprehensive loss of $116,562 (net of tax), included in the Statement of Financial Condition, resulted from the recognition of a minimum pension liability consisting of a prepaid benefit cost of $169,017, offset by a benefit from income taxes of $47,500 and other miscellaneous items of $4,955. A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and the amount of such underfunding exceeds accrued pension liabilities.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 29, 2004, the Company had net capital of $66,770,162, which was $66,502,645 in excess of its required net capital of $267,517. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

******



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 12, 2004

Mitsubishi Securities (USA), Inc.
1251 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Mitsubishi Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of the Mitsubishi Securities Co., Ltd.) for the year ended February 29, 2004 (on which we issued our report dated April 12, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk

that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP